United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 25, 2005

Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Notice of EGM and Proxy Statement dated July 25, 2005

1.	Other Events

Chartered Semiconductor Manufacturing Ltd (the “Company”) has given notice, dated July 25, 2005, to its shareholders of an Extraordinary General Meeting (“EGM”) of the Company to be held in Singapore on Wednesday, August 17, 2005. A copy of the notice and the accompanying proxy statement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.	Exhibit

99.1 Notice of EGM and Proxy Statement dated July 25, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 25, 2005

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of EGM and Proxy Statement dated July 25, 2005.